Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    American Stock Exchange Accepts PreMD's Continued Listing Plan

    TORONTO, June 19 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) received notice on June 15, 2007 that the American Stock
Exchange (the "AMEX") had accepted its plan to regain compliance with the continued listing standards, and that the Company's listing will be continued
pursuant to an extension. The Company will be subject to periodic review by the AMEX Staff during the extension period, which ends on October 24, 2008.
Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the AMEX.
    PreMD's president and chief executive officer, Brent Norton, said, "We are very pleased that the American Stock Exchange has accepted the Company's plan for continued listing. We have recently made significant efforts towards regaining this status and the listing on the American Stock Exchange is an important part of our strategy. We are now able to continue with our Company focus, while maintaining our listing on the AMEX."
    As previously announced, the Company was notified in April 2007 that it was below certain of the Exchange's continuing listing standards. PreMD does not meet the AMEX requirements of Sections 1003 (a)(i) of the AMEX Company
Guide for the Company's failure in regards to shareholders' equity of less than US $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years; section 1003(a)(ii) of the
Company Guide with shareholders' equity of less than US $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years; and section 1003(a)(iii) of the Company Guide with shareholders' equity of less than US $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years. The Company submitted a plan for regaining compliance with the AMEX continued listing standards on May 18, 2007.
    PreMD's continued listing is contingent on its continuation to provide the AMEX Staff with updates in conjunction with the initiatives of its plan, as appropriate or upon request, but no later than at each quarter completion concurrent with the Company's appropriate filing with the Securities and
Exchange Commission. In addition, the AMEX Staff will review PreMD periodically for compliance with its plan and progress consistent with its plan.

    About PreMD

    PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as
PREVU(x) Skin Sterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, and its research and product development facility is at McMaster
University in Hamilton, Ontario. For further information, please visit
www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 1179083

    /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Michelle Rabba,
Manager, Corporate Communications, Tel: (416) 222-3449 ext 25, Email:
mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:30e 19-JUN-07